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Martin H. Dozier	Direct Dial: (404) 881-4932	Email: martin.dozier@alston.com

January 23, 2017

Via Overnight Delivery

Mr. James O’Connor, Esq. Mr. Tony Burak U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549

Re:	Terra Income Fund 6, Inc. (File No. 333-202399) Post-Effective Amendment No. 4, Submitted December 7, 2016

Dear Mr. Burak and Mr. O’Connor:

This letter sets forth the response of our client, Terra Income Fund 6, Inc. (the “Issuer”), to comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Post-Effective Amendment No. 4, filed with the Commission on December 7, 2016, to the Issuer’s Registration Statement on Form N-2 (the “Registration Statement”), originally filed with the Commission on March 2, 2015 and declared effective by the Commission on April 20, 2015. Where revisions to the Registration Statement or prospectus (the “Prospectus”) contained in the Registration Statement are referenced in the Issuer’s responses set forth below, such revisions have been included in Post-Effective Amendment No. 5 to the Registration Statement, which will be filed under the Securities Act of 1933, as amended (the “Securities Act”). For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.

Legal Comments

Cover Page

1. Comment: Please clarify the Issuer’s statement on the outside front cover of the Prospectus that the Issuer intends to continue its continuous public offering (the “Offering”) “for at least two years from the date of this prospectus.” If this statement is meant to indicate that the Issuer will comply with Rule 415(a)(2) promulgated under the Securities Act, please revise the above-referenced statement to clarify that the two-year period will run from the initial effective date of the Registration Statement rather than the date of the Prospectus.

Response: The Issuer confirms that the above-referenced statement was meant to indicate that the Issuer will be in compliance with Rule 415(a)(2) promulgated under the Securities Act, and has revised the outside front cover of the Prospectus, as well as other appropriate sections of the Prospectus, in response to the Staff’s comment.

Prospectus Summary

2. Comment: Please revise the fifth sentence of the second paragraph of the subsection titled “Distributions” on page 11 of the Prospectus as set forth in the following blackline:

“A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with our continuous public offering and our operations, including any fees payable to our advisor.”

Atlanta • Beijing • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

Mr. James O’Connor, Esq.

Mr. Tony Burak

January 23, 2017

Response: The Issuer has revised the fifth sentence of the second paragraph of the subsection titled “Distributions” on page 11 of the Prospectus in response to the Staff’s comment.

3. Comment: In the table of distributions for the Issuer’s fiscal years ended September 30, 2016 and 2015 appearing on page 11 of the Prospectus, please indicate the percentage of each distribution that constituted a return of capital.

Response: The Issuer respectfully directs the Staff to the paragraph immediately following the above-referenced table on page 11, which discloses that as of November 30, 2016, all of the distributions that the Issuer has paid to its stockholders have constituted returns of capital. This information is also disclosed in tabular format immediately thereafter.

4. Comment: Please revise footnote 4 to the tabular disclosure in the subsection titled “Financial Highlights” to disclose that “total return” is calculated without reduction for the sales load paid by investors.

Response: The Issuer has revised footnote 4 to the tabular disclosure in the subsection titled “Financial Highlights” in response to the Staff’s comment.

Fees and Expenses

5. Comment: In the section of the Prospectus titled “Fees and Expenses,” please amend the amount of “Other expenses” set forth in the tabular disclosure on page 20, and the corresponding footnote 8 on page 21, to base the Issuer’s calculation on estimated amounts for the Issuer’s current fiscal year, as required by Instruction 4 to Item 3 on Form N-2, rather than actual amounts for the year ended September 30, 2016, as currently stated.

Response: The Issuer has revised the amount of “Other expenses” set forth in the tabular disclosure on page 20 and the corresponding footnote 9 on page 21 in response to the Staff’s comment.

Selected Financial Data

6. Comment: In the section of the Prospectus titled “Selected Financial Data,” please amend footnote 3 to the tabular disclosure beginning on page 34 to disclose that the Issuer’s portfolio yields do not represent actual investment returns to stockholders and that the portfolio yields are higher than what investors in the Issuer will realize because they do not reflect the Issuer’s expenses and any sales load payable by investors. Please also include in the tabular disclosure the total investment return per share computed for the same periods computed according to Instruction 13 to Item 4 of Form N-2.

Response: The Issuer has revised the tabular disclosure in the subsection titled “Selected Financial Data,” and footnote 3 thereto, in response to the Staff’s comment.

Risk Factors

7. Comment: Please amend the risk factor on page 39 of the Prospectus regarding the Financial Industry Regulatory Authority, Inc. (“FINRA”) Regulatory Notice 15-02 to explain in plain English how customer accounts presentations have changed under FINRA Rule 2310 and National Association of Securities Dealers (“NASD”) Rule 2340.

Response: The Issuer has revised the risk factor on page 39 of the Prospectus regarding FINRA Regulatory Notice 15-02 in response to the Staff’s comment.

Mr. James O’Connor, Esq.

Mr. Tony Burak

January 23, 2017

8. Comment: Please amend the risk factor on page 44 of the Prospectus regarding valuation of the Issuer’s portfolio assets to disclose whether and when the Issuer will use pricing services or valuation firms in connection with such determinations.

Response: The Issuer has revised the risk factor on page 45 of the Prospectus regarding valuation of the Issuer’s portfolio assets in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

9. Comment: Please clarify under what circumstances the investment adviser of the Issuer (the “Adviser”) will be entitled to reimbursement of previously unreimbursed payments in the event that the expense support agreement between the Issuer and the Adviser (the “Expense Support Agreement”) is terminated. Specifically, if the Expense Support Agreement is terminated by the Adviser rather than the Issuer, could the Adviser be entitled to reimbursement of payments it would not otherwise be entitled to had the Expense Support Agreement remained in effect?

Response: The Expense Support Agreement provides that, notwithstanding any provision to the contrary, after the termination of the Expense Support Agreement, the Adviser shall be entitled to all previously unpaid reimbursements of Expense Support Payments (as defined in the Expense Support Agreement) within 30 days after the effective date of the termination of the Expense Support Payment, regardless of the limitations set forth elsewhere in the Expense Support Agreement.

10. Comment: In the section of the Prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – RIC Status and Distributions,” please amend the Issuer’s statement on page 119 to clarify that the Issuer will not “fail to maintain [its] qualification as a RIC” if it does not distribute at least 90% of its annual “investment company taxable income.” While the income test of Section 851(b)(2) and the asset test of Section 851(b)(3) of the Internal Revenue Code of 1986, as amended (the “Code”), are requirements for RIC qualification, failure to comply with the distribution requirements of Section 852 of the Code will subject a RIC to additional tax liabilities, but will not affect RIC status.

Response: The Issuer has amended the above-referenced statement on page 121 of the Prospectus, as well as other appropriate sections of the Prospectus containing identical language, in response to the Staff’s comment.

Accounting Comments

Fees and Expenses

11. Comment: In the section of the Prospectus titled “Fees and Expenses,” please revise all amounts set forth in the tabular disclosure on page 20 to round such figures to two decimal places rather than three.

Response: The Issuer has revised the amounts set forth in the tabular disclosure on page 20 in response to the Staff’s comment.

12. Comment: Please amend the amount set forth opposite “Distribution fee” in the tabular disclosure on page 20, and the corresponding footnote 5 on page 21, to account for the fact that the Distribution fee is calculated as a percentage of gross offering proceeds, whereas the amounts in the tabular disclosure on page 20 are percentages of net assets attributable to the Issuer’s common stock.

Response: The Issuer has moved the placement of the line item “Distribution fee” from Annual Expenses to Stockholder Transaction Expenses in response to the Staff’s Comment No. 16 below.

Mr. James O’Connor, Esq.

Mr. Tony Burak

January 23, 2017

13. Comment: Please amend the amount set forth opposite “Incentive fees payable under our advisory agreement” in the tabular disclosure on page 20, to account for the fact that the Issuer recorded incentive fees on capital gains as an expense in its financial statements for the fiscal year ended September 30, 2016.

Response: The Issuer notes that under ASC 946 — Financial Services — Investment Companies, in presenting each class of shareholders’ or partners’ interest in the net assets as of the reporting date, the financial statements would consider the carry formula as if the investment company had realized all assets and settled all liabilities at their reported fair value, and allocated all gains and losses and distributed the net assets to each class of shareholder or partner at the reporting date. The accrual of incentive fees as of September 30, 2016 was based on unrealized capital gains. Because incentive fees are only paid on realized capital gains pursuant to the investment advisory and administrative services agreement between the Issuer and the Adviser, and the Issuer intends and has the ability to hold these loans to maturity, the Issuer does not expect to realize capital gains on the assets in the portfolio. As such, the Issuer does not expect there to be an economic cost to the shareholders related to the incentive fees, and, therefore, the Issuer believes that including these fees in the tabular disclosure would result in overstating the expected amount of incentive fees and inaccurately reflect the Issuer’s fees and expenses. Accordingly, the Issuer respectfully requests that the Staff waive its request.

14. Comment: Please amend the tabular disclosure on page 20 to include an estimated amount for interest expense for obligations under participation agreements.

Response: The Issuer has revised the tabular disclosure on page 20 in response to the Staff’s comment.

15. Comment: Please provide the journal entries related to the distribution fee for the year in which the Issuer’s shares are sold, and for subsequent years.

Response: Enclosed please find journal entries to date concerning payment of the distribution fee. As the Staff is aware, the Issuer filed Post-Effective Amendment No. 3 on April 20, 2016, implementing the distribution fee for sales of shares occurring at each semi-monthly closing thereafter. As a result, journal entries with respect to payment of the distribution fee are only available for the period from April 2016 to date.

16. Comment: The Issuer’s financial statements for the fiscal year ended September 30, 2016 indicate that the full amount of the distribution fee (4.5%) is booked as a liability in the year shares are sold with a corresponding charge to shareholder capital. Accordingly, please amend the amount set forth opposite “Distribution fee” in the tabular disclosure on page 20 to be consistent with the financial statement treatment. Specifically, the distribution fee is not properly an expense of the Issuer and thus should not be included under “Annual Expenses” in the tabular disclosure; rather, the full amount of the distribution fee (4.5%) should be included in the amount set forth opposite “Sales Load” under “Stockholder Transaction Expenses.”

Response: The Issuer has revised the Fees and Expenses table to include the full amount of the distribution fee (4.5%) as a separate line item captioned “Distribution fee” under “Stockholder Transaction Expenses,” rather than under “Annual Expenses,” in response to the Staff’s comment.

17. Comment: Please provide an explanation as to how the distribution fee affects the calculation of “per share estimated value” in the Issuer’s customer account statements prepared in accordance with FINRA Rule 2310 and NASD Rule 2340. Please also provide a sample customer account statement that illustrates such effect.

Response: NASD Rule 2340 provides that “[a]t any time before 150 days following the second anniversary of breaking escrow,” Terra Capital Markets, LLC, the Issuer’s affiliated dealer manager (the “Dealer Manager”), “may include a per share estimated value reflecting the ‘net investment.’ ” “Net investment” is based on the “amount available for investment” percentage in the “Estimated Use of Proceeds” section of the Prospectus. The Issuer broke escrow on June 24, 2016; as a result, the Dealer Manager is permitted to use the “net investment” amount for all customer account statements issued prior to November 21, 2017.

Mr. James O’Connor, Esq.

Mr. Tony Burak

January 23, 2017

Presently, the Dealer Manager is using the “net investment” amount for customer account statements. As a result, the amount reflects the gross offering price per share, less deductions for the 3.0% selling commission, the 1.5% dealer manager fee, the 1.0% broker-dealer fee, and the estimated 1.5% organization and offering expense, for a total deduction of 7.0%. Thus, the “net investment” amount reflected on the customer account statement reflects 93% of the gross offering price per share.

The Dealer Manager is permitted, at any time, to use the “appraised value” methodology under NASD Rule 2340. The “appraised value” methodology for direct participation programs subject to the 1940 Act, such as the Issuer, must result in a per share estimated value that reflects an appraised valuation “consistent with the valuation requirements of the 1940 Act and the rules thereunder.” The Dealer Manager expects that the most recently disclosed net asset value (“NAV”) per share as disclosed in the Issuer’s most recent periodic reports filed under the Securities Exchange Act of 1934, as amended, would be a valuation “consistent with the valuation requirements of the 1940 Act” for purposes of Rule 2340. As noted previously, the Issuer’s current NAV reflects a deduction for the distribution fee and therefore any customer account statements issued using the “appraised value” methodology would reflect a corresponding deduction for the distribution fee.

Enclosed with this letter please find a sample customer account statement.

18. Comment: Please provide an explanation as to how the distribution fee affects the repurchase of shares by the Issuer pursuant to a tender offer.

Response: As disclosed in the Registration Statement, the Issuer’s share repurchase program provides that it will offer to repurchase shares of common stock at a price per share equal to the most recently disclosed NAV per share immediately prior to the date of repurchase. As noted previously, the NAV reflects a deduction for the distribution fee.

19. Comment: Please confirm that the amount set forth opposite “Interest payments on borrowed funds” in the tabular disclosure on page 20 is correct based on the assumptions with respect to average net assets, average bank borrowings and estimated interest rate provided in footnotes 2 and 6.

Response: The Issuer has amended the amount opposite “Interest payments on borrowed funds” in the tabular disclosure on pages 20-21 and the accompany disclosures in footnotes 3 and 6 in response to the Staff’s comment.

20. Comment: Please amend the last sentence of footnote 6 to the tabular disclosure on page 20 to clarify that the interest expense amount in the fee table is based on borrowings of 50% of “estimated average net assets,” rather than “estimated future net assets,” as is currently stated.

Response: The Issuer has amended the last sentence of footnote 6 to the tabular disclosure on page 20 in response to the Staff’s comment.

Senior Securities

21. Comment: Please add a new “Senior Securities” table to the Prospectus to disclose the obligations under participation agreements that the Issuer considers to be senior securities. In addition, please confirm that (i) the asset coverage ratio for such senior securities is calculated using such obligations’ par value rather than their market value; and (ii) the tabular disclosure in the new “Senior Securities” section will be audited by the Issuer’s independent registered public accounting firm.

Response: The Issuer has revised the Prospectus to include a new section titled “Senior Securities,” which includes tabular disclosure of the obligations under participation agreements that the Issuer considers to be senior securities, in response to the Staff’s comment. In addition, the Issuer hereby confirms that (i) the asset coverage ratio for such senior securities is calculated using par value rather than market value; and (ii) the tabular disclosure in the new “Senior Securities” section has been audited by the Issuer’s independent registered public accounting firm.

Mr. James O’Connor, Esq.

Mr. Tony Burak

January 23, 2017

22. Comment: Please provide an explanation regarding why the Issuer maintains a significant percentage of its assets in “Cash and Cash Equivalents.”

Response: As disclosed in the first risk factor in “Risk Factors — Federal Income Tax Risks,” beginning on page 59 of the Prospectus, the Issuer must meet certain asset diversification requirements in order to maintain its qualification as a regulated investment company (“RIC”). At the end of each quarter of its taxable year, at least 50% of the value of the Issuer’s assets must consist of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of the Issuer’s assets. As noted throughout the Prospectus, the Issuer’s desired investment size will range between $3 million and $20 million. Notwithstanding this desired investment size, in order to maintain its qualification as a RIC, the Issuer must ensure that its assets meet the asset diversification requirements set forth above. Because of the large desired investment size, and to meet the asset diversification requirements set forth above, the Issuer is required to keep a significant portion of its offering proceeds in cash and cash items until it has raised significant offering proceeds to enable it to make investments of its desired investment size and meet its RIC asset diversification requirements.

23. Comment: Please confirm that all short-term securities held by the Issuer have been disclosed by the Issuer in the Schedule of Investments included on page F-8 of the Issuer’s financial statements for the fiscal year ended September 30, 2016, or revise the Schedule of Investments to include such amounts.

Response: The Issuer hereby confirms that all short-term securities held by the Issuer have been disclosed by the Issuer in the Schedule of Investments included with its financial statements for the fiscal year ended September 30, 2016.

24. Comment: Please explain how and when the Issuer will record expenses for distribution fees and how such expenses will be recognized over time.

Response: The Issuer considers the distribution fee as compensation for the Dealer Manager acting as the dealer manager, the responsibility of which is to provide services in connection with the Offering. Because there is no future obligation to deliver service with respect to any given share of the stock, in addition to the 5.5% upfront sales load being paid and earned at the point of shareholder admittance, the aggregate 4.5% distributions fee is also earned at the point of shareholder admittance. As such, the Issuer sees the distribution fee as a stock issuance cost, which is recorded as a reduction to equity rather than expense.

25. Comment: On the Statement of Assets and Liabilities on page F-4 of the Issuer’s financial statements for the fiscal year ended September 30, 2016, please explain what the line item “Interest reserve and other deposits held on investments” represents.

Response: The line item “Interest reserve and other deposits held on investments” represents cash held as additional collateral by the Issuer on behalf of the borrowers related to the investments for the purpose of such borrowers making interest and property-related operating payments. There is a corresponding asset of the same amount on the Statement of Assets and Liabilities on page F-4 of the Issuer’s financial statements for the fiscal year ended September 30, 2016, represented by the line item “Restricted cash.”

26. Comment: Please confirm that all amounts due to or due from the Adviser either have been or will be settled in accordance with the terms of the Expense Support Agreement.

Response: The Issuer hereby confirms that all amounts due to or due from the Adviser will be settled in accordance with the terms of the Expense Support Agreement as of the quarter ended December 31, 2016.

Mr. James O’Connor, Esq.

Mr. Tony Burak

January 23, 2017

Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4932.

Sincerely,

/s/ Martin H. Dozier

Martin H. Dozier

Enclosures

cc:	Bruce D. Batkin, Chief Executive Officer, Terra Income Fund 6, Inc. Michael S. Cardello, Chief Compliance Officer, Terra Income Fund 6, Inc. Rosemarie A. Thurston, Alston & Bird LLP